UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha'ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL RESULTS FOR
THE SECOND QUARTER AND FIRST SIX MONTHS OF 2007

– Timing of Passover Holiday Results in 4.4% Operating Margin for the Quarter; For
Six-Month Period, 4.6% Operating Margin and 17% Increase in Net Profit –

– Company Embarks on Bold New Strategy Designed to Position Blue Square as an
Aggressive Initiator and a Leading Trendsetter of Israeli Retail –

– Board of Directors Declares NIS 220M Dividend To Be Paid on October 8th, 2007 –

ROSH HA’AYIN, Israel – August 20, 2007 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the second quarter and six months ended June 30, 2007. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Results for the First Half

Revenues: Revenues for the first half of 2007 increased by 5.0% to NIS 3,374.3 million (U.S. $794.1 million)(a) compared to NIS 3,214.4 million in the first half of 2006. The growth in sales reflects the increase in selling space contributed by new stores opened during the previous twelve months.

Gross Profit: Gross profit for the first half of 2007 increased by 8.2% to NIS 894.9 million (U.S. $210.6 million) compared to NIS 827.3 million in the first half of 2006. Gross margin for the period increased to 26.5% from 25.7% in the first half of 2006. This reflected the period’s higher revenues together with the Company’s successful pricing policies, improved agreements with suppliers and the higher profitability of the sales of the Company’s subsidiary Kfar Hasha’ashuim.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the first half of 2007 increased by 9.4% to NIS 740.1 million (21.9% of revenues) (U.S. $174.2 million) compared to NIS 676.5 million (21% of revenues) in the first half of 2006, reflecting expenses related to the opening of nine new stores during the previous twelve months, including two large Mega branches opened during the first quarter of 2007; an increase in employee wages; and the launch of the Company’s “You” customer loyalty club.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first half of 2007 was NIS 220 million (U.S. $51.8 million), an increase of 1.5% compared with NIS 216 million in the first half of 2006. EBITDA margin for the period was 6.5% compared with 6.7% in the first half of 2006.

Operating Income: Operating income for the first half of 2007 increased by 2.6% to NIS 154.7 million (U.S. $36.4 million) compared to NIS 150.8 million in the first half of 2006, reflecting the increased revenues and higher gross margin for the period, mitigated by the increased operating expenses. Operating margin for the period was 4.6% compared to 4.7% in the first half of 2006.

Financial Expenses: Financial expenses for the first half of 2007 decreased by 42.9% to NIS 18.6 million (U.S. $4.4 million) from NIS 32.5 million in the first half of 2006. This was due primarily to the reduction in the Company’s average level of debt reflecting the IPO of the Company’s BSRE real estate subsidiary, which was completed during the third quarter of 2006, and the conversion of the Company’s convertible debentures to shares. The “Known” CPI Index increased by 0.27% during the period, while in the first half of 2006 it increased by 1.26%. As a result, the financial expenses associated with the Company’s index-linked loans and debentures decreased during the first half of 2007.

Taxes on Income: Taxes on income for the first half of 2007 were NIS 41.3 million (U.S. $9.7 million), compared to NIS 38.4 million in the first half of 2006, representing a tax rate of 30.4% compared to 32.6% for the first half of 2006. The reduction in the effective tax rate is due to the reduction of the Company’s nominal tax by 2% in 2007 compared to 2006.

Net Income: Net income for the first half of 2007 increased by 17.2% to NIS 79.7 million (U.S. $18.7 million), or NIS 1.93 per ADS (U.S. $0.45) (NIS 1.82 per fully diluted ADS) compared to NIS 68.0 million, or NIS 1.75 per ADS (NIS 1.64 per fully diluted ADS), for the first half of 2006.

Other Operating Data

—	The Company’s Same Store Sales for the first half of 2007 decreased by 0.2%.

—	During the first half of 2007, the Company opened five stores, adding a net total of 10,330 square meters to the chain.

Dividend

On August 20, 2007, the Company’s Board of Directors declared a dividend of NIS 220 million to be paid on October 8, 2007 to shareholders of record as of September 24, 2007.

Results for the Second Quarter

Revenues: Revenues for the second quarter of 2007 were NIS 1,680.9 million (U.S. $395.6 million), essentially unchanged with NIS 1,677.7 million in the second quarter of 2006. This reflected the timing of the Passover holiday, which fell in the first quarter of 2007 but in the second quarter of 2006, countered somewhat by the increase in selling space contributed by nine new stores opened during the previous 12 months.

Gross Profit: Gross profit for the second quarter of 2007 increased by 3.7% to NIS 451.3 million (U.S. $106.2 million) compared to NIS 435.3 million in the second quarter of 2006 despite flat sales for the period as a result of its successful pricing policies, improved agreements with suppliers and the higher profitability of the sales generated by the Company’s subsidiary Kfar Hasha’ashuim. Gross margin for the period increased to 26.8% from 25.9% in the second quarter of 2006.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the second quarter of 2007 increased by 7.6% to NIS 377.0 million (22.4% of revenues) (U.S. $88.7 million) compared to NIS 350.4 million (20.9% of revenues) in the second quarter of 2006, reflecting expenses related to the opening of new stores during the year and the launch of the Company’s “You” customer loyalty club during the third quarter of 2006.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the second quarter of 2007 was NIS 107 million (U.S. $25.2 million), a decrease of 9.1% compared with NIS 117 million in the second quarter of 2006. EBITDA margin for the quarter was 6.3% compared with 7.0% in the second quarter of 2006.

Operating Income: Operating income for the second quarter of 2007 decreased by 12.5% to NIS 74.2 million (U.S. $17.5 million) compared to NIS 84.8 million in the second quarter of 2006. Operating margin for the period was 4.4% compared to 5.1% for the second quarter of 2006. This reflects the higher operating expenses together with the timing of the Passover holiday, which minimized the increase in sales as compared to the prior year period.

Financial Expenses: Financial expenses for the second quarter of 2007 decreased by 43.1% to NIS 10.5 million (U.S. $2.5 million) compared to NIS 18.5 million in the second quarter of 2006, reflecting the factors discussed above.

Taxes on Income: Taxes on income for the second quarter of 2007 were NIS 18.9 million (U.S. $4.4 million) compared to NIS 20.8 million in the second quarter of 2006, representing a tax rate of 29.7% compared to 31.3% for the second quarter of 2006. This is due to the factors explained above.

Net Income: The Company’s net income for the second quarter of 2007 decreased by 4.6% to NIS 37.1 million (U.S. $8.7 million), or NIS 0.88 per ADS (U.S. $0.21) (NIS 0.85 per fully diluted ADS) compared to NIS 38.9 million, or NIS 1.00 per ADS (NIS 0.94 per fully diluted ADS), for the second quarter of 2006.

Shareholder’s Equity

—	Following the IASB’s issuance of Israel Accounting Standard No.16 –“Investment Property” in February 2007, the Company has elected to account for its investment property in accordance with the fair value model. To account for the difference between the fair value of the investment property as of January 1, 2007 and its depreciated cost at that date, a total of NIS 50.6 million (U.S. $11.9 million), net was carried to Retained Earnings.

—	During the first half of 2007, Company debentures with a par value of NIS 80.4 million were converted into 2,726,654 shares. Accordingly, the amount of NIS 82.7 million (U.S $19.5 million) was added to Shareholder’s Equity.

Other Operating Data

—	The Company’s Same Store Sales for the second quarter of 2007 decreased by 4.6%, reflecting the timing of the Passover holiday, which occurred during the first quarter of 2007 but the second quarter of 2006.

—	During the second quarter of 2007, the Company opened three stores, adding a total of 2,130 square meters.

Launch of Three Strategic Initiatives

On August 13, 2007, Blue Square-Israel announced the launch of three strategic initiatives designed to position Blue Square as an aggressive initiative and a leading trendsetter of Israeli retail. These initiatives include: 1) the launch of the “Mega In Town” format to bring discount shopping to the neighborhood by converting about 100 of the Company’s existing SuperCenter and some Mega stores to the new brand; 2) a significant expansion of its Non-Food activities through acquisition program; and 3) activities designed to establish Blue Square as a leader of Israel’s emerging organic/health food market.

Upon successful closure of the acquisitions currently in process, Blue Square will have more than 400 food and non-food retail outlets (part through franchisees) with brands including “Mega In Town”, Mega, Shefa Shuk, Eden Teva Market and a number of Non-Food chains under the control of Kfar Ha’shaashuim.

Comments of Management

Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “We are satisfied with our results for the first half of 2007, which demonstrate the success of the expansion, brand management and Non-Food initiatives that we have been carrying out during the past three years. However, we are even more excited about the future. Last week, we launched three new strategies designed to position Blue Square as an aggressive, initiative and a leading trendsetter of Israeli retail.

“The first initiative is the launch of our new “Mega In Town” supermarket format, a brand that will combine discount prices with the convenience of neighborhood shopping. The return of neighborhood shopping is a worldwide trend reflecting the need for convenience in a pressured life. However, price remains the primary criteria for the Israeli shopper. By combining a strong discount brand with neighborhood convenience, we are building a winning value proposition that we believe will change the map of Israeli retail and increase our own market share significantly, resulting in a strong improvement of top and bottom line results. To extend the chain rapidly throughout Israel, we are rapidly converting about 100 of our existing SuperCenter and some Mega stores to the new brand. We believe this process will increase our operating and net profits.”

Mr. Unger continued, “Another worldwide trend is the expansion of branded chains into the Non-Food sector, a process that is enabling them to capture market share from privately-owned enterprises. To take our Non-Food activities to the next level, we have begun acquiring Non-Food retail chains aggressively through our subsidiary, Kfar Ha’shashuim. We have recently acquired controlling interest in Vardinon, a public company whose shares are traded on the Tel Aviv Stock Exchange, with 30 home textile shops, and are currently in the process of acquiring Naaman Porcelain, a public company whose shares are traded on the Tel Aviv Stock Exchange, with 20 houseware shops. Upon the successful closure of the Naaman acquisition, Kfar Ha’shaashuim will have (partly through franchisees) 234 retail outlets branches with activities in the toy, houseware, gift, baby and textile sectors.” The transaction is conditional upon receipt of all necessary regulatory approvals, including Israeli anti-trust approval, as well as the completion of the due diligence process and there is no certainty that the transaction will be completed.

Mr. Unger continued, “Our third initiative is to establish leadership of Israel’s organic/health food market. The development of organic/health food retailing has clearly reached a tipping point in North America and Europe, but Israel has lagged behind, with fewer than 250 organic food outlets in the entire country. We have recently signed a term sheet to acquire control (51%) of Eden Teva Market, Israel’s first retailer to establish a large organic market in the style of Whole Foods in America, and are delighted to work together with them with the intention of establishing 8-10 stores throughout Israel in the next three years. The transaction is conditional upon receipt of all necessary regulatory approvals, including the approval of the Israeli anti-trust authorities, as well as the completion of the due diligence process and there is no certainty that the transaction will be completed. We are confident that our joint efforts will boost our results while positioning us to benefit from one of the market’s strongest long-term growth drivers.”

Mr. Unger concluded, “We believe these initiatives represent a revolution in the Israeli retail scene with the power to drive a new level of sales and profits for Blue Square over the long term. We look forward to reporting our progress as the process unfolds.”

IFRS – International Financial Reporting Standard

General:

On July 2006, the IASB published Standard 29, stipulating that companies subject to the Israel Securities Law (1968) must report their financial statements in conformance with the International Financial Reporting Standard (IFRS) commencing on January 1, 2008 (i.e. commencing with their financial statements of the first quarter of 2008).

The Standard prescribes that companies, which prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”) - “First-Time Adoption of International Financial Reporting Standards” in making the transition. The first financial statements drawn up under IFRS shall include one year of comparative data.

In addition, Standard 29 requires companies, which draw up their financial statements under IFRS for the first time for periods commencing January 1, 2008 and afterwards, to disclose, in a note to their financial statements for 2007, the balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.

As part of the Company’s preparation for adopting the IFRS, it has examined the material effects expected to arise, including estimates with respect to the effect of the transition from the Israeli GAAP to IFRS. The preparation process is expected to be completed upon presentation of the Company’s financial statements as of December 31, 2007. A comprehensive note regarding the expected effect of the transition will be included in these financial statements, which will be audited.

In accordance with the state of preparation for the date of reporting and subject to the changes which may arise due to the continuance of the information collection process and its adjustment to the IFRS principles and to the changes which may arise from the developments in the interpretation of the IFRS, the following is the estimate of the significant financial effects of the transition from the Israeli GAAP to the IFRS on the Company’s financial condition in consolidation and on the changes in shareholders’ equity as of December 31, 2006 (the transition date). As referred to above, since the initial financial statements (in which the information is applied or provided according to the IFRS included in the main financial statements) are approved in the future, the board of directors may deem it appropriate to modify the accounting principles which the said information is based on. In addition, a disclosure was provided for the significant monetary effects of the transition on the Company’s financial condition as of June 30, 2007, should these effects be significantly different from the effects of the transition on its financial condition as of the transition date.

The following are the major material effects of the adoption of the international standards effective as of December 31, 2006 and the estimated material effects on the statements of income for the six month period ended June 30, 2007 (unaudited and unreviewed):

1.	Liability for employee rights upon retirement

Under generally accepted accounting principles in Israel, the provision for Liability for employee rights upon retirement is generally computed based on the last payroll of the employees multiplied by years of seniority (“Shut-down method”). Under IFRS (IAS-19), the provision for severance pay is computed on the basis of an actuarial calculation.

According to an assessment received from an actuary, the effect of the transition as of December 31, 2006 is expected to increase the retained earnings by approximately NIS 3 million.

2.	Derivative instruments

Under Israeli GAAP, lease agreements denominated in currencies other than the functional currency are not considered arrangements with embedded derivatives.

Under IFRS (IAS-39), such agreements include embedded derivatives which should be bifurcated and recorded as an asset or a liability in the balance sheet until the lease is over. Differences in fair value of embedded derivatives are recorded as financial income.

In the transition to the IFRS, the embedded derivatives should be measured at their fair value as of December 31, 2006. This amount (net of tax effect and minority interest) should be carried to retained earnings.

Due to the complexity of these lease agreements, at this stage, the Company did not yet accomplish the comprehensive calculations regarding the effect of measurement of such embedded derivatives included in lease agreements. The Company will update the effect of these embedded derivatives in its future quarterly press release.

3.	Issuance of multiple classes of securities in a single transaction

Under Israeli GAAP, the proceeds received from the issuance of a package of securities are should be allocated proportionally to the various components based on the market prices of the securities. Under IFRS, part of the issuance consideration is first allocated to the conversion component in the convertible debentures, based on its fair value. The amount remaining is allocated to the debentures and to the convertible debentures based on their fair values, and the residual amount is allocated to capital shares issued within the package. The conversion component is presented as a liability and marked to market at each balance sheet date. Differences in the value of the conversion component up to the transition date are carried to retained earnings, while differences after the transition date are carried to financial income.

As a result of these provisions, the Company has recorded additional liabilities in the net amount of approximately NIS 146 million and NIS 97 million as of December 31, 2006 and June 30, 2007, respectively. In addition, as of December 31, 2006, retained earnings has been reduced by approximately NIS 175 million, and additional paid-in capital has been increased by approximately NIS 29 million. The effect of the above provisions for the six-month period ended June 30, 2007 is an increase of approximately NIS 56 million in the Company’s financing expenses and an increase of NIS 105 million in the share premium.

4.	Investment property

In addition to its preparation for the adoption of IFRS, the Company has applied Accounting Standard No. 16 of the IASB. As described above, the effect of the transition as of January 1, 2007 was an increase of retained earnings by approximately NIS 51 million.

5.	Leasehold rights from the Israel Land Administration Authority (ILAA)

According to Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depreciated. However, according to the IFRS (IAS-17), these leasehold rights are accounted for as an operating lease, and accordingly are presented as long-term lease expenses (among other assets) and are amortized over the period of the initial agreement terms plus the renewal option period, when applicable.

The result of the said application on the transition date is a reduction in the Company’s retained earnings by approximately NIS 29 million.

6.	Deferred income taxes

Under Israeli GAAP, deferred income taxes are not provided for differences between the accounting basis and tax basis of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI and of a certain element related to lands. Under the IFRS, deferred taxes are provided on all such differences between the accounting basis and income tax basis of fixed assets. The effect of these provisions as of the transition date is a reduction of retained earnings in the amount of NIS 13 million.

7.	Minority interests

Under Israeli GAAP, Minority Interests are presented in the balance sheet as a separate item, whereas under IFRS, Minority Interests are presented in the balance sheet under Shareholders’ Equity. As a result, as of December 31, 2006 and June 30, 2007, Minority Interests in the amounts of NIS 242 million and NIS 253 million (including the net effect of the above GAAP differences), respectively, are classified and presented as part of Shareholders’ Equity.

Under Israeli GAAP, Minority Interest in profits of subsidiaries is included as part of the statement of operations. Under IFRS, Minority Interest is presented as part of the distribution of profit among shareholders within the statement of changes in Shareholders Equity. As a result, under IFRS the Minority Interest in profits of subsidiaries, which amounted to NIS 16 million for the six-month period ended June 30, 2007, are not deducted from profits in the statement of income.

8.	Conclusion of the effect on shareholders’ equity as of December 31, 2006

	Under Israeli GAAP	Effect of transition to IFRS	Under IFRS

Retained earnings - unappropriated	*142	(164)	(22)
Additional paid-in capital	738	29	767
Minority interests	-	242	242

Total	880	107	987

Conclusion of the effect on shareholders' equity as of June 30, 2007

	Under Israeli GAAP	Effect of transition to IFRS	Under IFRS

Retained earnings - unappropriated	*52	(262)	(210)
Additional paid-in capital	818	136	954
Minority interests	-	253	253

Total	870	127	997

*	Under Israeli GAAP, includes the effect of dividend declared subsequent to balance sheet date which according to the IFRS, is recorded only in the period it was declared (as of December 31, 2006 and June 30, 2007- NIS 60 million and NIS 220 million, respectively).

Appointment of New Director:

As of August 20, 2007, the Board of Directors has appointed Mr. Avraham Meiron as a new director and member of the Audit Committee, replacing Mr. Shlomo Even as member of the Audit Committee. Mr. Meiron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem. Previously, Mr. Meiron served as a Director of Blue Square from June 2003 until November 2005, and until October 2005 as Vice-President and CFO of Africa Israel Investments Ltd. Mr. Meiron also served as a director of Africa Israel’s subsidiaries, including the Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meiron is currently an independent advisor and is a director in Discount Mortgage Bank Ltd., member of the investments committee in the Clal Finance group, and director in A.I. America Israel Investments Ltd.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2007: U.S. $1.00 equals NIS 4.249. The translation was made solely for the convenience of the reader.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 181 supermarkets under different formats, each offering varying levels of service and pricing. In addition, its subsidiary Kfar Ha’shaashuim franchises a variety of stores in the areas of housewares, toys, textiles, baby supplies and other sectors.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2007

	December 31, 2006	June 30		Convenience translation[a] June 30, 2007
		2006	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	186,454	18,258	198,228	46,653
Marketable securities	65,287	-	65,744	15,473
Deposit in bank	526,459	-	536,783	126,332
Trade receivables	672,605	*705,793	722,948	170,145
Other accounts receivable	119,028	*170,684	141,032	33,192
Inventories	392,583	395,581	439,487	103,433

Total current assets	1,962,416	1,290,316	2,104,222	495,228

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	-	512,655	-	-
Investments in associated companies	4,762	3,971	5,160	1,214
Other long term receivables	2,618	3,076	22,217	5,229

	7,380	519,702	27,377	6,443

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	**1,763,733	**1,717,013	1,761,856	414,652

INVESTMENT PROPERTY***	**222,057	**222,067	281,149	66,168

DEFERRED TAXES	16,789	23,258	18,488	4,351

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	**99,358	**98,506	119,465	28,116

	4,071,733	3,870,862	4,312,557	1,014,958

*	Reclassified.
**	Reclassification in respect of retrospective application of change in accounting policy.
***	As of June 30, 2007, presented based on the fair value model and as of June 30, 2006 and December 31, 2006 presented at cost.

BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2007

	December 31, 2006	June 30		Convenience translation[a] June 30, 2007
		2006	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	211,152	367,288	143,072	33,672
Current maturities of debentures	53,706	69,119	26,432	6,221
Trade payables	*938,007	974,014	998,309	234,952
Other accounts payable and accrued expenses	409,153	*439,917	450,101	105,931

Total current liabilities	1,612,018	1,850,338	1,617,914	380,776

LONG-TERM LIABILITIES:
Long-term loans from banks and other liabilities,
Net of current maturities	*119,574	659,118	219,521	51,664
Debentures, net of current maturities	827,558	137,639	829,479	195,217
Convertible debentures, net of current
maturities	214,794	186,584	160,193	37,701
Deferred income taxes	30,198	25,003	41,701	9,814
Liability for employee rights, net of amount
Funded	35,527	35,573	37,426	8,808

Total long-term liabilities	1,227,651	1,043,917	1,288,320	303,204

MINORITY INTEREST	239,142	123,318	260,502	61,309

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	53,414	52,671	56,141	13,213
Additional paid-in capital	737,756	714,796	817,680	192,441
Retained earnings:
Dividend declared subsequent to balance sheet
Date	60,000	30,000	220,000	51,777
Unappropriated	141,752	55,822	52,000	12,238

	992,922	853,289	1,145,821	269,669

Total shareholders equity	4,071,733	3,870,862	4,312,557	1,014,958

* Reclassified.

BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2007

	Year ended December 31, 2006	Six months ended June 30,		Three months ended June 30		Convenience translation[a] for the three months ended June 30, 2007
		2006	2007	2006	2007
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	6,515,035	3,214,388	3,374,315	1,677,719	1,680,859	395,589
Cost of sales	4,812,952	2,387,054	2,479,442	1,242,443	1,229,591	289,384

Gross profit	1,702,083	827,334	894,873	435,276	451,268	106,205
Selling, general and administrative expenses	1,396,877	676,533	740,139	350,437	377,036	88,735

Operating income	305,206	150,801	154,734	84,839	74,232	17,470
Financial expenses, net	42,368	32,531	18,560	18,528	10,547	2,482

	262,838	118,270	136,174	66,311	63,685	14,988
Other income (expenses), net	78,022	(618)	(63)	92	(179)	(42)

Income before taxes on income	340,860	117,652	136,111	66,403	63,506	14,946
Taxes on income	96,660	38,375	41,334	20,800	18,857	4,438

Income after taxes on income	244,200	79,277	94,777	45,603	44,649	10,508
Share in profits (losses) of associated companies, net	1,284	483	399	334	(226)	(53)
Minority interest in profits of subsidiaries, net	31,573	11,779	15,526	7,023	7,294	1,717

Net income for the period	213,911	67,981	79,650	38,914	37,129	8,738

Net income per Ordinary share or ADS:
Basic	5.46	1.75	1.93	1.00	0.88	0.21

Fully diluted	4.92	1.64	1.82	0.94	0.85	0.20

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA

	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30 2007 U.S.$
	2006 NIS	2007 NIS	2006 NIS	2007 NIS
	(Unaudited)				(Unaudited)

Sales (in millions)	3,214	3,374	1,678	1,681	396

Operating income (in millions)	151	155	85	74	17

EBITDA (in millions)	216	220	117	107	25

EBITDA margin	6.7%	6.5%	7.0%	6.3%	NA

Increase (decrease) in same store sales*	7.7%	(0.2)%	9.0%	(4.6)%	NA

Number of stores at end of period	171	180	171	180	NA
Stores opened during the period	3	5	1	3	NA
Stores closed during the period	-	-	-	-	NA

Total square meters at end of period	318,332	333,634	318,332	333,634	NA
Square meters added during the period, net	6,261	10,330	3,498	2,130	NA

Sales per square meter	9,873	9,800	5,145	4,832	1,137

Sales per employee (in thousands)	478	467	245	233	55

* Compared with the same period in the prior fiscal year.